Eaton Corporation plc
2023 Annual Report on Form 10-K
Exhibit 97
Recoupment Policy of Eaton Corporation plc
Introduction: The Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company (including all of its subsidiaries) and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which permits the recoupment of certain compensation in accordance with the terms herein (the “Policy”).

Administration: This Policy shall be administered by the Compensation and Organization Committee of the Board (the “C&O Committee”). The C&O Committee may delegate administration of this Policy, in the case of application hereof to employees who are not Executive Officers (as defined below) to the Management Compensation Committee (the “Management Committee”), which shall consist of two or more officers designated by the Chief Executive Officer.

Incentive Compensation: For purposes of this Policy, “Incentive Compensation” includes any (i) compensation denominated in or based on the Company’s Ordinary Shares, and (ii) any cash-based compensation awarded to an employee of the Company or any of its subsidiaries on the basis of performance (including individual, business unit or company performance). For purposes of this Policy, Incentive Compensation shall not include any vested benefits under a plan qualified under the Employee Retirement Income Security Act of 1974.

Scope: Apart from the Paragraph below titled “Recoupment; Restatement - Performance Based Incentive Compensation for Executive Officers”, which applies only to Executive Officers, this Policy applies to any recipient of Incentive Compensation.

Recoupment; Detrimental Activity: If an employee has engaged in any Detrimental Activity (as defined below) whether or not such Detrimental Activity directly or indirectly, caused or partially caused the need for a material accounting restatement, as determined by the C&O Committee or the Management Committee, as the case may be, in its respective sole discretion and to the extent permitted by law, the employee will forfeit any right to receive any further Incentive Compensation payments, (including, but not limited to, termination of outstanding unvested equity awards) and, promptly upon receiving notice of the applicable Committee’s determination, shall repay to the Company any Incentive Compensation that related to or vested in any calendar year during which the Detrimental Activity occurred (whether such compensation was received or deferred pursuant to an applicable Company nonqualified deferred compensation plan). For purposes of this Policy, “Detrimental Activity” means: (a) dishonest conduct resulting in a felony conviction; or (b) willful illegal conduct, fraud, or gross misconduct that is injurious to the Company, in either case occurring during the three-year period immediately preceding the Committee’s determination.

Recoupment; Restatement - Performance Based Incentive Compensation for Executive Officers: In the event the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the United States securities laws, all Executive Officers (as defined below) will forfeit any excess Performance Based Incentive Compensation (whether received or unvested) to the extent that such Performance Based Incentive Compensation (i) was directly based on financial metrics established by the C&O Committee and achieved during the three-year period preceding the required restatement and (ii) that such Executive Officers would not have been entitled to receive but for the material noncompliance. This will include any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For this purpose, financial metrics will include any compensation plan goals established by the C&O Committee for performance based executive compensation, including, but not limited to, Adjusted Earnings per Share, Adjusted Operating Cash Flow and Total Shareholder Return. For the avoidance of doubt, time-based equity awards are not directly based on financial metrics and therefore will not be subject to the restatement-based recoupment described in this paragraph but may be subject to recoupment in the case of Detrimental Activity described in the preceding paragraph. “Executive Officers” as used herein, means all current and former officers of the Company who were subject to the reporting requirements of Section 16 of the Securities Act of 1934, as amended, at any time during the three-year period preceding the required restatement.

Method of Recoupment: The applicable Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include (to the extent permitted by applicable law), without limitation: (a) requiring reimbursement of cash incentive compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the employee; (d) cancelling outstanding vested or unvested equity awards or (e) taking any other remedial and recovery action permitted by law, as determined by the applicable Committee. The Company shall use its best efforts to design and implement Incentive Compensation plans, agreements and arrangements such that participants thereto agree to adherence with this Policy in principle as a condition of participation in such plan, agreement or arrangement.

Effective Date: This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall only apply to Incentive Compensation that is approved, awarded or granted on or after the Effective Date.

Amendment; Termination; Interpretation: The Board may amend or terminate this Policy at any time. Further, the Management Committee is authorized to make immaterial or administrative amendments or modifications to this Policy as it reasonably deems appropriate. The Paragraph above titled “Recoupment; Restatement- Performance Based Incentive Compensation for Executive Officers” is intended to comply with rules and policy promulgated by the Securities and Exchange Commission and the New York Stock Exchange and should be construed in accordance with such rules. Any questions regarding interpretation of this Policy should be directed to the Company’s Chief Legal Officer.

Other Recoupment Rights: Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company.

Successors: This Policy shall be binding and enforceable against all employees and their beneficiaries, heirs, executors, administrators or other legal representatives.